

OFFERING MEMORANDUM

facilitated by



Rachel Reyes-Bergano, D.O.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Rachel Reyes-Bergano, D.O.
State of Organization	CA
Date of Formation	05/13/2015
Entity Type	Other
Street Address	708 E Colorado Blvd, Pasadena CA, 91101
Website Address	Contempoaesthetics.com

(B) Directors and Officers of the Company

Key Person	Rachel Reyes-Bergano
Position with the Company Title First Year	 Founder 2015
Other business experience (last three years)	**May 2015 - Present, Contempo Aesthetics, Pasadena, CA** • Owner/Medical Director of medical aesthetics practice performing non-invasive cosmetic procedures including injectables and skin rejuvenation.

Key Person	John Bergano
Position with the Company Title First Year	 Director of Operations 2015
Other business experience (last three years)	**Director of Operations** (*Contempo Aesthetics, May 2015 - present*) — Core Competencies: Sales & Marketing: I drive growth through a relentless motivation for constant upward trajectory, developing and redeveloping strategies for beating aggressive projections. As a creative and branding director, I establish an identity and integrity and keep the message fluid and consistent digitally and throughout all sales channels including personnel. Operations: I organize, train, and motivate team members, develop company structure, and set the tone for customer service. Implore unbridled resourcefulness for the sake of efficiency. Business Development: I execute a savvy knowledge of financials and present intangibles to secure funding and execute short and long-term company goals. Build on personal and professional relationships for mutually beneficial growth opportunities.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Rachel Reyes-Bergano	100%

(D) The Company's Business and Business Plan

Established in 2015 by Owner and Medical Director <u>Dr. Rachel Reyes-Bergano</u>, Contempo Aesthetics is a modern Medical Aesthetics Boutique serving the greater Pasadena and Los Angeles region. Our brand serves the Modern Beauty, an individual who seeks non-surgical

enhancements that are subtle, yet impactful.

We empower our Guests to feel youthful by improving the overall quality of their natural beauty through integration of medical grade skincare, natural-looking injectable results, and routine facial & skin resurfacing treatments.

Through strategic aesthetic partnerships with **SkinCeuticals**, Galderma, Allergan, and **HydraFacial**, we have curated the best quality products to offer in our Medical Aesthetics practice. We tailor recommendations based on the individual's anatomy, goals, and - above all else - patient safety.

Our Team consists of hard working individuals who genuinely care for our Guests and take pride in aiding the Doctor with skincare education, procedure counseling, and building rapport. Each Team Member brings a unique skill set and ambition; but most importantly, heart! Despite our growth and success, we always strive to keep our practice intimate & boutique-style. We are humbled by our high clientele retention rate and value the trust & loyalty of our Guests.

Overview

Contempo Aesthetics is a premier medical aesthetics practice with focused menu of services and product offerings by a highly skilled medical director and educated team. With additional capital, we will overcome the obstacles and aftermath of COVID-19.

from the founder

> We are excited for you to be a part of Contempo Aesthetic's next chapter. Contempo Aesthetics exists to redefine old notions of beauty and celebrates what's now possible with aesthetic medicine. We are a medical esthetics practice that offers the modern Beauty Experience.

—Dr. Rachel Reyes-Bergano

(E) Number of Employees

The Company currently has 6 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S.

Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	July 1, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$75,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital	$23,500	$70,500
Mainvest Compensation	$1,500	$4,500
TOTAL	$25,000	$75,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 3.0%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple	1.1 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.53%

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.0%
$37,500	1.5%
$50,000	2.0%
$62,500	2.5%
$75,000	3.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Equity Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	The Equity Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of

securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Rachel Reyes-Bergano	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA Loan via Kinecta Federal Credit Union	$300,669	7.5%	12/10/2027	
TIAA (equipment)	$21,714	n/a%	01/01/2024	
OnDeck	$39,476	21.5%	08/30/2020	

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in approximately 150 days. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Rachel Reyes-Bergano, D.O. Inc., dba Contempo Aesthetics, has been in business since 2015. Year over year, we have experienced significant growth: 108K (2015), 500K (2016), 1M (2017), 1.2M (2018), 1.4M (2019). We have scaled our business on the strength of owner/medical director Dr. Rachel Reyes-Bergano's skill as an aesthetic medicine physician and injector. Her services are complemented by the services of an esthetician and educated skincare retail sales team.

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in approximately 150 days. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in

the company and utilizing any pro forma provided by the Company for making investment decisions.

		Year 1		Year 2		Year 3
Revenue						
sales	$	1,500,000	$	1,600,000	$	1,720,000
(Returns and Allowances)	$	-	$	-	$	-
Gross Sales	$	1,500,000	$	1,600,000	$	1,720,000
Cost of Goods Sold						
Purchases (merchandise)	$	607,000	$	607,000	$	607,000
Purchases (specific to services)	$	18,000	$	18,000	$	18,000
Purchases (specify)	$	-	$	-	$	-
Direct Labor Expense	$	-	$	-	$	-
Total Cost of Goods Sold	$	625,000	$	625,000	$	625,000
Gross Profit	**$**	**875,000**	**$**	**975,000**	**$**	**1,095,000**
Expenses						
Gross wages (exact withdrawal)	$	168,000	$	186,000	$	204,000
Payroll expenses (taxes, etc.)	$	27,600	$	30,000	$	32,400
Outside services	$	14,400	$	18,000	$	17,700
Supplies (office & oper.)	$	13,200	$	13,200	$	13,200
Repairs & maintenance	$	-	$	-	$	-
Advertising	$	15,000	$	18,000	$	19,800
Car, delivery & travel	$	8,160	$	8,640	$	9,000
Accounting & legal	$	-	$	-	$	-
Rent	$	86,736	$	90,528	$	91,200
Telephone	$	3,600	$	3,600	$	3,600
Utilities	$	3,000	$	3,600	$	4,800
Insurance	$	18,000	$	18,000	$	18,000
Taxes (real estate, etc.)	$	-	$	-	$	-
Interest	$	-	$	-	$	-
Bank Service Charge	$	30,000	$	30,000	$	30,000
Uniforms & Laundry	$	9,000	$	9,000	$	9,000
Miscellaneous	$	30,000	$	30,000	$	30,000
Total Operating Expenses	$	426,696	$	458,568	$	482,700
Net Income	**$**	**448,304**	**$**	**516,432**	**$**	**612,300**
SBA LOAN PAYMENT	*$*	*108,000*	*$*	*108,000*	*$*	*108,000*
Capital purchase (specify)	*$*	*-*	*$*	*-*	*$*	*-*
Other startup costs	*$*	*-*	*$*	*-*	*$*	*-*
Reserve and/or Escrow	*$*	*-*	*$*	*-*	*$*	*-*
Owners' Withdrawal	*$*	*144,000*	*$*	*144,000*	*$*	*144,000*
Miscellaneous	*$*	*252,000*	*$*	*252,000*	*$*	*252,000*
Cash Position (end of month)	*$*	*196,304*	*$*	*264,432*	*$*	*360,300*

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed

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certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in approximately 150 days. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$225,099.00	$415,171.00
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$29,833.00	$371,017.00
Long-term Debt	$390,144.00	$327,617.00
Revenues/Sales	$984,796.00	$1,202,663.00
Cost of Goods Sold	$0	$633,520.00
Taxes Paid	$0	$0
Net Income	$-28,807.00	$-73,839.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V